

March 12, 2015

Via E-mail
Peter H. Nachtwey
Chief Financial Officer
Legg Mason, Inc.
100 International Drive
Baltimore, Maryland 21202

> **Re: Legg Mason, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2014**
> **Filed May 23, 2014**
> **Form 10-Q for the Quarterly Period Ended December 31, 2014**
> **Filed February 4, 2015**
> **File No. 001-08529**

Dear Mr. Nachtwey:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Liquidity and Capital Resources, page 51

1.   We note from your disclosure on page 54 that you repatriated $301 million and $394 million of foreign accumulated earnings in 2014 and 2013, respectively. We also note that you began to repatriate earnings from your foreign subsidiaries in 2008 and you currently plan to repatriate an additional $245 million. Further, we note that the undistributed earnings of your foreign subsidiaries in excess of the amount you plan to repatriate (i.e. $245 million) are considered permanently reinvested. Under your current

plan to repatriate earnings, a $12 million tax benefit is estimated whereas you estimated an $18 million cost in 2013. Please respond to the following:

- Tell us the underlying reasons for your repatriation of foreign earnings.
- In light of your repatriation of earnings since 2008, tell us how you are able to conclude that your undistributed earnings in excess of $245 million are permanently reinvested. If you believe that any of your foreign earnings continue to be permanently reinvested, indicate the specific countries in which these earnings are located.
- Tell us why it is not practical for you to disclose an unrecognized deferred income tax liability when you are able to estimate tax benefits and costs in 2014 and 2013, respectively. Refer to ASC 740-30-50-2.
- Expand your disclosure of estimated tax benefits (i.e. $12 million) to identify whether this tax benefit is based on your repatriations in fiscal year 2014 (i.e. $301 million) or the projected income tax consequences of your planned repatriations (i.e. $245 million) or both. If your estimated tax benefits are based on projected repatriations, also revise your filing to disclose the actual tax consequence of current year repatriations.
- Revise your future filings to disclose the amount of investments (and other liquid assets) held by your foreign subsidiaries as of each balance sheet date.
- Revise your future filings to disclose on page 101 the amount you plan to repatriate in the future.

Market Risk, page 55

Revenues and Net Income (Loss), page 55

2.	We note that the majority of your revenue is calculated from the market value of AUM. In order to help an investor understand the magnitude of your market risk, please revise your future filings to provide the quantitative disclosures required by Item 305 (a) of Regulation S-K and the related impact of hypothetical changes in AUM to your investment advisory fees or tell us why this disclosure is not required. Also provide a description of the model, assumptions, and related parameters that are necessary to understand these quantitative disclosures.

Interest Rate Risk, page 57

3.	We note that your exposure to interest rate risk is mitigated by your issuance of notes with fixed interest rates. We also note that in June 2014 you entered into an interest rate swap contract that converts your 2.7% senior notes from fixed rate to floating rate debt. Similar to our comment above, please revise your future filings to provide the quantitative disclosures required by Item 305 (a) of Regulation S-K and the related impact to earnings. Also provide a description of the model, assumptions, and related parameters that are necessary to understand these quantitative disclosures.

Item 8. Financial Statements and Supplementary Data, page 69

Notes to Consolidated Financial Statements, page 77

Note 12 – Earnings Per Share, page 109

4.   We note from your disclosure on page 84 that certain share-based payment awards are considered participating securities if they contain nonforfeitable rights to dividends. We also note from your disclosure on page 108 that 3.3 million shares of unvested restricted stock are outstanding at year end. We further note that you calculate basic and diluted earnings per share (EPS) using the net income attributable to Legg Mason, Inc. and this amount is not adjusted for the earnings of participating securities. Please respond to the following:

- Tell us whether your restricted stock meets the definition of a participating security as defined at ASC 260-10-20. In your response, identify any other securities that would meet this definition.
- Provide us with your EPS calculations under the two-class method as required by ASC 260-10-45-60A, if applicable, and revise your filings if EPS amounts under the two-class method are materially different than the amounts previously disclosed.
- In light of your participating securities, revise your future filings to describe your accounting policy for calculating EPS under the two-class method, if applicable.

Form 10-Q for the Quarterly Period Ended December 31, 2014

Notes to Consolidated Financial Statements, page 8

Note 7 – Long-Term Debt, page 19

5.   We note from your disclosure on page 22 that you issued various senior secured notes in June 2014 that provide you with the option to redeem these notes at any time prior to maturity with the payment of a make-whole premium, as well as a redemption option should a change in control event occur. We also note that you redeemed your 5.5% senior notes in 2014 (retired on July 23, 2014) upon payment of a $98 million make-whole premium. Please tell us and revise your future filings to disclose how you accounted for the embedded features within these senior notes. If you determined that the recognition of embedded derivatives (ASC 815) was not required, please explain why.

Note 11 – Derivatives and Hedging, page 29

6.   Please revise your future filings to present the volume of your derivative activity as required by ASC 815-10-50-1A(d) and 50-1B.

7.   We note that you net the fair value of certain foreign currency forwards or futures contracts executed with the same counterparty where you have both the legal right and intent to settle the contract on a net basis. Please address the following:
*   Tell us if you have enforceable master netting arrangements with certain counterparties.
*   Revise your future filings to disclose the terms of your netting contracts or master netting arrangements and describe the types of rights of setoff including the nature of those rights. Refer to ASC 210-20-55-14.
*   Revise your future filings to disclose in a tabular format any derivatives, repurchase agreements, reverse repurchase agreements and securities borrowing and lending transactions that are subject to enforceable master netting arrangements or similar agreements. Refer to ASC 210-20-50-3.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jim Dunn at (202) 551-3724 or me at (202) 551-3872 with any questions.

                                        Sincerely,

                                        /s/ Hugh West

                                        Hugh West
                                        Accounting Branch Chief